UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2022

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30, Section II of the Securities Exchange Commission, and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the "Company"), its business, its securities or tender offer, as a material event:

The following resolutions were adopted at the General Shareholders’ Meeting held on April 13, 2022, among others:

1.	The approval of the Annual Report, Statements of Financial Position and Financial Statements for the year 2021; as well as the Report of Independent Auditors with respect to the previously mentioned Financial Statements;
2.	The approval of earnings distribution and dividend payments;
3.	The approval of Company dividend distribution policy and the distribution and payment procedures utilized;
4.	The approval of compensation for Directors and members of the Ethics’ Committee, the Executive Committee, the Directors’ Committee pursuant to Chilean Corporate Law and members of the Audit Committee established pursuant to the Sarbanes-Oxley Act; their annual report and incurred expenses;
5.	The appointment of PricewaterhouseCoopers Consultores Auditores SpA as the Company’s independent auditors for the year 2022;
6.	The appointment of Fitch Chile Clasificadora de Riesgo Limitada and International Credit Rating Clasificadora de Riesgo Limitada as the Company's local rating agencies and Fitch Ratings, Inc. and S&P Global Ratings as the Company's international rating agencies, for the year 2022;
7.	The approval of the report on Board agreements in accordance with articles 146 and forward of Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting; and,
8.	The appointment of Diario Financiero, as the newspaper where Company notices and shareholders' meetings announcements should be published.

Regarding number 2 above, the Shareholders' Meeting approved to ratify the interim dividends paid on account of 2021 fiscal year profits and approved the distribution and payment of a Mixed Dividend N°221, payable in pesos, local currency, in the amount of $189 (one hundred eighty-nine pesos) for each Series A share and $207.9 (two hundred seven point nine pesos) for each Series B share.

The Mixed Dividend No. 221 considers:

(i) a final, additional dividend, of $29 (twenty-nine pesos) for each Series A share and $31.9 (thirty-one point nine pesos) for each Series B share, to be paid on account of a part of the profits of Fiscal Year 2021; and

(ii) a final, eventual dividend, of $160 (one hundred and sixty pesos) per each Series A share and $176 (one hundred and seventy-six pesos) per each Series B share, to be paid on account of a part of the Company's accumulated earnings.

This dividend will be paid as of April 26, 2022, in favour of the shareholders registered in the Shareholders' Registry at midnight on April 20, 2022.

Santiago, April 13, 2022.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, April 13, 2022